Exhibit 99.1

Encana and China National Petroleum Corporation look to
jointly develop Canadian unconventional natural gas

Ottawa, Ontario (June 24, 2010) – Encana Corporation (TSX & NYSE: ECA) and China National Petroleum Corporation (CNPC) today signed a memorandum of understanding, formally called a Heads of Agreement, that outlines a framework for the two companies to negotiate a potential joint-venture investment in the development of certain lands in Encana’s natural gas plays in Horn River, Greater Sierra (Jean Marie formation) and Cutbank Ridge (Montney formation) in northeast British Columbia.

Accelerating value creation from Encana’s enormous resource potential
“Given the depth of our enormous unconventional natural gas resource portfolio, we are accelerating our organic growth rate and targeting a doubling of our production per share over the next five years. Beyond our internally-funded capital investments, we have an extensive joint-venture program that helps accelerate value recognition across our North American resource portfolio. With this potential CNPC joint venture, we would expect, upon successful completion of a transaction, to lower costs, reduce risks, increase our capital efficiencies, improve project returns, optimize production techniques and tap natural gas opportunities that would otherwise remain dormant for some time,” said Randy Eresman, Encana’s President & Chief Executive Officer.

Enhancing competitiveness of Canadian natural gas
“Recent breakthrough technologies are transforming North America’s energy future by opening vast new supplies of clean burning natural gas, particularly in U.S. shale gas plays. This initiative with CNPC has the potential to significantly benefit Canada’s economy through increased investment in our three British Columbia natural gas plays. New investments of this nature hold considerable promise for creating jobs and new markets, expanding resource revenues for governments and substantially enhancing the competitiveness of Canadian natural gas in North America,” Eresman said.

Targeting to increase the current joint-venture investment levels
In the past three years, Encana has attracted commitments of more than US$4 billion of joint-venture capital through multiple agreements in Canada and the United States, of which about $900 million is to be invested in 2010. Encana is targeting annual joint-venture investments of between $1 billion and $2 billion. A joint venture with CNPC could contribute significantly towards achieving that investment target.

Joint venture framework
In the Heads of Agreement signed at the Fairmont Chateau Laurier in Ottawa, Encana and CNPC stated that they “believe the full-scale partnership and cooperation will bring a win-win situation and help to realize the business goals of each” company and they “intend to jointly and comprehensively develop the natural gas value chain business in Canada.” Under a potential joint venture, Encana would be the operator of all developments, meaning it would drill and complete the wells, build the processing facilities and pipelines and conduct all field work for the joint venture. CNPC would invest capital to earn an interest in the assets and gain an advanced understanding of unconventional natural gas development through an ongoing sharing of technical knowledge. The companies expect that it will take several months to negotiate a potential joint venture, which would be subject to typical conditions precedent, including the negotiation of acceptable terms and conditions, receipt of the Encana Board of Directors’ approval of the final terms of the proposed joint venture and receipt of any necessary regulatory approvals.

Encana Corporation

Tremendous resource potential across Encana lands
Across North America, Encana has more than 7.5 million net acres of undeveloped land. Based on an independent assessment of Encana’s proved reserves and highest-quality economic contingent resources, Encana has estimated that its resource potential is more than sufficient to support the company’s long-term goal of doubling production per share over the next five years. These natural gas assets are large enough to support approximately 23,000 drilling locations – an 18-year inventory at the company’s current pace of development.

“Our proved reserves and highest-quality economic contingent resources represent just the tip of the iceberg when it comes to what we ultimately expect to develop on our existing resource base. A sizeable portion of our company’s future resource potential resides on our extensive lands in northeast British Columbia and a joint venture with CNPC would help develop natural gas from a portion of these promising economic and clean-energy opportunities,” Eresman said.

Responsible natural gas growth
The joint venture is expected to develop existing Encana lands at a rate that would be faster than would be achieved without the additional investment. As Encana pursues its long-term growth strategy, the company remains committed to demonstrating reliability and trustworthiness as it continually pursues safe, energy-efficient, sustainable development. Consistent with its long-standing operating and corporate responsibility practices, Encana is committed to advancing this potential joint venture with consideration and respect for the people, communities and environments where the company operates.

British Columbia natural gas plays
In northeast British Columbia, Encana’s Greater Sierra key resource play holds about 275,000 net acres of land covering the Devonian shale formation in its Horn River play and about 1.7 million net acres covering the Jean Marie formation. Encana’s Cutbank Ridge key resource play holds about 720,000 net acres of land covering the Montney formation. Combined, first quarter 2010 production from these key resource plays was about 535 million cubic feet of gas equivalent per day.

Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. A pure-play natural gas company, Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

China National Petroleum Corporation
CNPC is China’s largest oil and gas producer and supplier. With a presence in 30 countries, CNPC is seeking an even greater international role. CNPC provides energy in a profitable manner and always attaches great importance to its social and environmental responsibilities.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities which permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission (the “SEC”). Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form. On March 16, 2010 Encana issued a news release disclosing revised estimates of proved, probable and possible reserves in accordance with the applicable SEC definitions, together with low, best and high estimate economic contingent resources based upon definitions contained in the Canadian Oil and Gas Evaluation Handbook. For further information concerning these reserves and economic contingent resources,

Encana Corporation

including the number of potential drilling locations in respect thereof, please refer to Encana’s news release dated March 16, 2010 available at www.encana.com and www.sedar.com.

In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the potential completion of a joint venture transaction with CNPC, including the potential terms, timing for completion, effect on costs, risks, capital efficiencies, project returns, optimization of production techniques, development of otherwise potentially dormant properties, job creation, government revenue creation, and competitiveness of Canadian natural gas developments. Forward-looking statements also include projections of future joint venture capital targets, the company’s goal to double Encana’s production over the next five years, the number of potential drilling locations, timing for development thereof, and potential new markets for natural gas. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements with CNPC or others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Forward-looking statements with respect to anticipated production, reserves, resources and company growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this news release, including Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and

Encana Corporation

innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporate Communications
Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Advisor, Media Relations
(403) 645-6977	(403) 645-4799

Encana Corporation

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